

SEC[illegible] 05042189 [illegible]ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL
RECEIVED
PROCESSING
APR - 1 2005

SEC FILE NUMBER
8- 52974

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Capital Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Brickell Avenue, #2030
(No. and Street)

Miami, Florida 33131
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MORRISON, BROWN, ARGIZ & FARRA, LLP
(Name – *if individual, state last, first, middle name*)

1001 Brickell Bay Drive, 9th Fl, Miami, Fl 33131
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



PROCESSED
APR 25 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Justin Dalmolin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Capital Securities, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public


GEORGINA M. RUIZ
MY COMMISSION EXPIRES
May 9, 2007
#DD 199664
Bonded thru Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

Personally known —
Produced I.D. ✓
I.D. Provided - U.S. Passport
#094112075

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST CAPITAL SECURITIES, INC.

CONTENTS:

MORRISON, BROWN, ARGIZ & FARRA, LLP
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders
First Capital Securities, Inc.

We have audited the accompanying statement of financial condition of First Capital Securities, Inc. as of December 31, 2004, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Capital Securities, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morrison, Brown, Argiz & Farra, LLP

Miami, Florida
March 4, 2005

www.mbafcpa.com

001 Brickell Bay Drive, 9th floor
Miami, Florida 33131
Tel: 305-373-5500 Fax: 305-373-0056

301 East Las Olas Blvd., 5th floor
Ft. Lauderdale, Florida 33301
Tel: 954-760-9000 Fax: 954-760-4465

1113 Spruce Street, Suite 502
Boulder, Colorado 80302
Tel: 303-381-2550 Fax: 303-381-2551

FIRST CAPITAL SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2004

FIRST CAPITAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSET

Cash	$ 29,145
Receivable from broker-dealers and clearing organizations	301,808
Deposit with clearing organizations	100,000
Prepaid expenses	49,803
Receivable from stockholder	30,927
Furniture and equipment, net of accumulated depreciation of $29,268	18,882
	$ 530,565

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$ 102,549
Payable to broker-dealers and clearing organizations	18,514
	121,063
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDERS' EQUITY	
Common stock, no par value, 10,000 shares authorized, 1,644 issued and outstanding	1,020,677
Accumulated deficit	(611,175)
	409,502
	$ 530,565

The accompanying notes are an integral part of these financial statements.

FIRST CAPITAL SECURITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES	
Commissions and trading profits	$ 4,191,114
EXPENSES	
Commissions	2,586,007
Fees to related party	1,045,319
Payroll	339,427
Floor brokerage, exchange and clearing expenses	156,794
Occupancy	70,231
Communications	48,182
Regulatory fees	25,598
Depreciation	7,317
Interest expense	4,742
Other	357,691
	4,641,308
NET LOSS	$ (450,194)

The accompanying notes are an integral part of these financial statements.

FIRST CAPITAL SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock	Capital Stock	Accumulated Deficit	Total
Balances, January 1, 2004	1,500	$ 573,100	$ (160,981)	$ 412,119
Issuance of shares	144	70,370	-	70,370
Capital contribution receivable	-	(22,785)	-	(22,785)
Capital contribution	-	399,992	-	399,992
Net loss	-	-	(450,194)	(450,194)
Balances, December 31, 2004	1,644	$ 1,020,677	$ (611,175)	$ 409,502

The accompanying notes are an integral part of these financial statements.

FIRST CAPITAL SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (450,194)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	7,317
Loss on disposal of automobiles	6,692
Change in operating assets and liabilities:	
Receivable from broker-dealers and clearing organizations	(270,861)
Prepaid expenses	38,272
Accounts payable and accrued expenses	33,048
Payable to broker-dealers and clearing organizations	18,514
TOTAL ADJUSTMENTS	(167,018)
NET CASH USED IN OPERATING ACTIVITIES	(617,212)
CASH FLOWS FROM INVESTING ACTIVITIES	
Principal collection on receivable from stockholder	217,290
Capital expenditures	(2,261)
NET CASH PROVIDED BY INVESTING ACTIVITIES	215,029
CASH FLOWS FROM FINANCING ACTIVITIES	
Repayment of debt	(50,000)
Issuance of shares	70,370
Capital contributions	377,207
NET CASH PROVIDED BY FINANCING ACTIVITIES	397,577
NET DECREASE IN CASH	(4,606)
CASH – BEGINNING OF YEAR	33,751
CASH – ENDING OF YEAR	$ 29,145

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid during the year for interest	$ 2,722

The accompanying notes are an integral part of these financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

First Capital Securities, Inc. (the "Company"), was incorporated on August 30, 2000 and is registered with the Securities and Exchange Commission as a broker-dealer. The Company is a member of the National Association of Securities Dealers ("NASD").

In November 2004, the Company moved its operations to Miami, Florida.

During 2004, all of the Company's customers have originated from Mexico.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Differences from those estimates are recorded in the period they become known.

Cash

Cash represents liquid investments with maturities at the date of acquisition of three months or less.

Cash Concentration

Cash balances in banks often exceed the federally insured limit.

Revenue Recognition

Securities transactions (and related commission revenue and clearing expense) are recorded on a trade date basis.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 *Accounting for Income Taxes*, which requires an asset and liability approach to financial accounting and reporting for income taxes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (continued)

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense (benefit) is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is computed on the straight-line basis over the estimated remaining useful lives of the assets of 5 to 7 years.

NOTE 2. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

The Company operates under the exemptive provisions of the Securities and Exchange Commission ("SEC") Rule 15c3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer on a fully disclosed basis. The Company is required to maintain a deposit with the clearing broker-dealer in the amount of $100,000.

NOTE 3. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2004, the Company had net capital of approximately $267,407 and net capital requirements of $8,075. The Company's ratio of aggregate indebtedness to net capital was .45 to 1. The Securities and Exchange Commission permits a ratio no greater than 15 to1.

NOTE 4. LEASE COMMITTMENTS

The Company leased its office and storage space under noncancelable leases that expired in November 2004. Rent expense was approximately $70,000 during fiscal 2004.

NOTE 5. COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealers, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2004, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE 6. INCOME TAXES

At December 31, 2004, the Company had a net operating loss carryforward of approximately $600,000 expiring in the year 2022.

At December 31, 2004, temporary differences and the net operating loss carryforward have created a deferred tax asset. Realization of this deferred tax asset is dependent on future earnings, if any, the timing and amount of which is uncertain. Accordingly a valuation allowance, in an amount equal to the deferred tax asset has been established to reflect these uncertainties.

NOTE 7. RELATED PARTY TRANSACTIONS

During 2004, the Company's majority stockholder sold 60% of the outstanding common stock of the Company to Global Strategic Investments, LLC., ("Global"), a registered broker-dealer. In November 2004, the Company moved its operations to Global's offices in Miami, Florida.

During 2004, the Company used the advisory services of Capital Asesoria Patrimonial S.A. ("CAP"), a Mexican company related by common control. The Company paid $1,045,319 for these services to CAP during the year ended December 31, 2004.

As of December 31, 2004, the Company had a receivable from Global in the amount of $30,927. This amount bears no interest and is payable on demand.

NOTE 8. SUBSEQUENT EVENT

Subsequent to year end all of the shareholders of the Company notified the regulatory agencies of the desire to enter into an Asset Purchase Agreement, pursuant to which Global would purchase all of the assets of the Company in consideration for payment by Global of $5,000 and the assumption of certain liabilities. The parties wish to close the transaction on April 1, 2005. First Capital will continue to exist as a registered broker-dealer under the name Edifice Capital, Inc. Global intends to attempt to sell the shares of the Company to a third party post-acquisition. If an interested purchaser is not found within ninety days, the Company may withdraw its registration as a broker-dealer.

ACCOMPANYING INFORMATION

FIRST CAPITAL SECURITIES, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL
UNDER UNIFORM NET CAPITAL RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

COMPUTATION OF NET CAPITAL	
Total stockholders' equity qualified for net capital	$ 409,502
Deduction and/or charges:	
Petty cash	978
Prepaid expenses	49,803
Loan to stockholder	30,927
Furniture and equipment	18,882
	100,590
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	308,912
HAIRCUTS ON FOREIGN CURRENCY (COMPUTED, WHERE APPLICABLE, PURSURANT TO RULE 15c3-1(f))	41,505
NET CAPITAL	267,407
MINIMUM CAPITAL REQUIREMENT (6 2/3% OF TOTAL AGGREGATE INDEBTEDNESS OF $121,063 OR $5,000 WHICHEVER IS GREATER)	8,075
EXCESS NET CAPITAL	**$ 259,332**
Excess net capital at 1000%	**$ 255,301**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**.45 to 1**
SCHEDULE OF AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$ 102,549
Payable to broker-dealers and clearing organizations	18,514
TOTAL AGGREGATE INDEBTEDNESS	**$ 121,063**

FIRST CAPITAL SECURITIES, INC.

SCHEDULE II

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER UNIFORM NET CAPITAL RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17a-5, PART IIA FILING AS OF DECEMBER 31, 2004

NET CAPITAL PER COMPUTATION, ON PAGE 10	$	267,407
Less audit adjustments		(2,704)
NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S UNAUDITED FORM X-17a-5, PART IIA FILING	$	**264,703**

SCHEDULE III

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2004

The Company is exempt from Rule 15c3-3 under (k)(2)(ii) because all customer transactions are cleared through another broker-dealer, Pershing, LLC, on a fully disclosed basis. During the year, the Company did not hold customers' funds or securities.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

REQUIRED BY RULE 17a-5 OF THE

SECURITIES AND EXCHANGE COMMISSION

ᴵORRISON, BROWN, ARGIZ & FARRA, LLP
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors and Stockholders
First Capital Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of First Capital Securities, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles.

www.mbafcpa.com

)01 Brickell Bay Drive, 9th floor
iami, Florida 33131
:l: 305-373-5500 Fax: 305-373-0056

301 East Las Olas Blvd., 5th floor
Ft. Lauderdale, Florida 33301
Tel: 954-760-9000 Fax: 954-760-4465

1113 Spruce Street, Suite 502
Boulder, Colorado 80302
Tel: 303-381-2550 Fax: 303-381-2551

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morrison, Brown, Argiz & Farra, LLP

Miami, Florida
March 4, 2005